FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2020

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Attached hereto is Registrant’s press release dated February 19, 2020, announcing Gilat’s Fourth Quarter and year 2019 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442 and 333-236028) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 19, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Q4 and Full Year 2019

Petah Tikva, Israel – February 19, 2020 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Key Financial Highlights:

•	Revenues for Q4 2019 were $78.3 million compared to $69.7 million for Q4 2018. Full year 2019 revenues totaled $263.5 million versus $266.4 million in 2018.
•	Continued strong profitability:
o
Q4 2019 GAAP operating income increased to $9.2 million from $7.5 million in Q4 2018. Non-GAAP operating income in Q4 2019 totaled $9.9 million, compared to $7.9 million in Q4 2018.  Full year 2019 GAAP operating income totaled $25.6 million versus $21.3 million for 2018.  Non-GAAP operating income for full year 2019 of increased to $29.2 million from $25.1 million in 2018.

o
Q4 2019 GAAP net income totaled $24.0 million, or $0.43 per diluted share, including a tax benefit of $15.5 million due to the first-time recording of deferred tax assets on NOLs mainly in Israel. GAAP net income was $5.3 million, or $0.09 per diluted share, in Q4 2018.  Non-GAAP Q4 2019 net income increased to $9.1 million, from $5.7 million in Q4 2018.

o
Full year 2019 GAAP net income totaled $36.5 million, or $0.65 per diluted share, including the Q4 tax benefit.  Non-GAAP net income for full year 2019 increased to $24.7 million, or $0.44 per diluted share, compared with $18.2 million, or $0.32 per diluted share in 2018.

o	Q4 2019 Adjusted EBITDA was $13.1 million, compared to $10.5 million in Q4 2018. Full Year 2019 Adjusted EBITDA was $40.2 million versus $35.2 million for full year 2018.
o
Gilat's tail-mount Ku-band antenna project, previously announced on August 5th, 2019, was discontinued. Gilat will refocus on other opportunities that the significant growth in the IFC terminal market offers.

In light of the merger agreement between Comtech and Gilat and as previously announced, Gilat will not hold a fourth quarter and fiscal 2019 year-end conference call and webcast.

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, re-organization costs, merger and acquisition costs, expenses for tax contingencies to be paid under an amnesty program and initial recognition of deferred tax asset with respect to carry-forward losses.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Safe Harbor Statement
Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. For example, when we discuss the benefits of the pending acquisition of Gilat by Comtech Telecommunications Corp., we are using forward-looking statements. In addition, announced results for the fourth quarter and full year 2019 are preliminary, unaudited and subject to year-end audit adjustment. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks and uncertainties relating to the pending acquisition of Gilat by Comtech Telecommunications Corp., changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)
	Twelve months ended		Three months ended
	December 31,		December 31,
	2019	2018	2019	2018
	Unaudited	Audited	Unaudited

Revenues	$263,492	$266,391	$78,314	$69,729
Cost of revenues	167,615	172,354	51,246	43,715

Gross profit	95,877	94,037	27,068	26,014

Research and development expenses	32,208	34,449	8,120	9,169
Less - grants	2,024	1,426	414	222
Research and development expenses, net	30,184	33,023	7,706	8,947
Selling and marketing expenses	21,488	22,706	5,156	5,497
General and administrative expenses	18,633	17,024	4,967	4,061

Total operating expenses	70,305	72,753	17,829	18,505

Operating income	25,572	21,284	9,239	7,509

Financial expenses, net	2,617	4,298	677	1,132

Income before taxes on income	22,955	16,986	8,562	6,377

Taxes on income (tax benefit)	(13,583)	(1,423)	(15,459)	1,082

Net income	$36,538	$18,409	$24,021	$5,295

Basic earnings per share	$0.66	$0.34	$0.43	$0.10

Diluted earnings per share	$0.65	$0.33	$0.43	$0.09

Weighted average number of shares used in computing earnings per share
Basic	55,368,703	54,927,272	55,485,961	55,134,977
Diluted	56,030,976	55,752,642	56,034,744	55,962,447

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)
	Three months ended			Three months ended
	December 31, 2019			December 31, 2018
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$27,068	70	$27,138	$26,014	269	$26,283
Operating expenses	17,829	(550)	17,279	18,505	(91)	18,414
Operating income	9,239	620	9,859	7,509	360	7,869
Income before taxes on income	8,562	620	9,182	6,377	360	6,737
Net income	$24,021	(14,908)	$9,113	$5,295	360	$5,655

Basic earnings per share	$0.43	$(0.27)	$0.16	$0.10	$-	$0.10

Diluted earnings per share	$0.43	$(0.27)	$0.16	$0.09	$0.01	$0.10

Weighted average number of shares used in
computing earnings per share
Basic	55,485,961		55,485,961	55,134,977		55,134,977
Diluted	56,034,744		56,122,960	55,962,447		56,160,425

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets and other litigation expenses, re-organiztion costs, merger and acquisition costs and initial recogniztion of deferred tax asset with respect to carry forward losses.

		Three months ended			Three months ended
		December 31, 2019			December 31, 2018
		Unaudited			Unaudited

GAAP net income		$24,021			$5,295

Gross profit
Non-cash stock-based compensation expenses		58			37
Amortization of intangible assets related to acquisition transactions		12			232
		70			269
Operating expenses
Non-cash stock-based compensation expenses		347			239
Amortization of intangible assets related to acquisition transactions		49			52
Trade secrets and other litigation expenses (income)		36			(200)
Merger and acquisition costs		118			-
		550			91

Tax benefit		(15,528)			-

Non-GAAP net income		$9,113			$5,655

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)
	Twelve months ended			Twelve months ended
	December 31, 2019			December 31, 2018
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Audited	Unaudited

Gross profit	$95,877	776	$96,653	$94,037	2,967	$97,004
Operating expenses	70,305	(2,890)	67,415	72,753	(896)	71,857
Operating income	25,572	3,666	29,238	21,284	3,863	25,147
Income before taxes on income	22,955	3,666	26,621	16,986	3,863	20,849
Net income	$36,538	(11,862)	$24,676	$18,409	(248)	$18,161

Basic earnings per share	$0.66	$(0.21)	$0.45	$0.34	$(0.01)	$0.33

Diluted earnings per share	$0.65	$(0.21)	$0.44	$0.33	$(0.01)	$0.32

Weighted average number of shares used in
computing earnings per share
Basic	55,368,703		55,368,703	54,927,272		54,927,272
Diluted	56,030,976		56,165,945	55,752,642		55,962,811

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets and other litigation expenses, re-organiztion costs, merger and acquisition costs and initial recogniztion of deferred tax asset with respect to carry forward losses.

		Twelve months ended			Twelve months ended
		December 31, 2019			December 31, 2018
		Unaudited			Unaudited

GAAP net income		$36,538			$18,409

Gross profit
Non-cash stock-based compensation expenses		257			114
Amortization of intangible assets related to acquisition transactions		490			2,853
Re-organization costs		29			-
		776			2,967
Operating expenses
Non-cash stock-based compensation expenses		1,878			892
Amortization of intangible assets related to acquisition transactions		203			204
Trade secrets and other litigation expenses (income)		136			(200)
Merger and acquisition costs		118			-
Re-organization costs		555			-
		2,890			896

Tax benefit		(15,528)			(4,111)

Non-GAAP net income		$24,676			$18,161

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Twelve months ended		Three months ended
	December 31,		December 31,
	2019	2018	2019	2018
	Unaudited		Unaudited

GAAP operating income	$25,572	$21,284	$9,239	$7,509
Add (deduct):
Non-cash stock-based compensation expenses	2,135	1,006	405	276
Re-organization costs	584	-	-	-
Trade secrets and other litigation expenses (income)	136	(200)	36	(200)
Merger and acquisition costs	118	-	118	-
Depreciation and amortization (*)	11,676	13,149	3,263	2,944

Adjusted EBITDA	$40,221	$35,239	$13,061	$10,529

(*) includng amortization of lease incentive

SEGMENT REVENUE:

	Twelve months ended		Three months ended
	December 31,		December 31,
	2019	2018	2019	2018
	Unaudited		Unaudited

Fixed Networks	$127,265	$144,208	$33,161	$35,421
Mobility Solutions	104,665	97,180	34,050	29,555
Terrestrial Infrastructure Projects	31,562	25,003	11,103	4,753

Total revenue	$263,492	$266,391	$78,314	$69,729

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2019	2018
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$74,778	$67,381
Restricted cash	27,067	32,305
Restricted cash held by trustees	-	4,372
Trade receivables, net	47,731	47,164
Contract assets	23,698	47,760
Inventories	27,203	21,109
Other current assets	23,007	26,022

Total current assets	223,484	246,113

LONG-TERM ASSETS:
Long-term restricted cash	124	146
Severance pay funds	6,831	6,780
Deferred taxes	18,455	4,127
Operating lease right-of-use asset	5,211	-
Other long term receivables	10,156	7,276

Total long-term assets	40,777	18,329

PROPERTY AND EQUIPMENT, NET	82,584	84,403

INTANGIBLE ASSETS, NET	1,523	2,434

GOODWILL	43,468	43,468

TOTAL ASSETS	$391,836	$394,747

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	December 31,	December 31,
	2019	2018
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,096	$4,458
Trade payables	20,725	24,636
Accrued expenses	54,676	67,533
Advances from customers and deferred revenues	27,220	29,133
Operating lease liability	1,977	-
Other current liabilities	12,261	14,588

Total current liabilities	120,955	140,348

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	4,000	8,098
Accrued severance pay	7,061	6,649
Long-term advances from customers	2,866	-
Operating lease liability	3,258	-
Other long-term liabilities	108	580

Total long-term liabilities	17,293	15,327

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,643	2,625
Additional paid-in capital	927,348	924,856
Accumulated other comprehensive loss	(5,048)	(5,380)
Accumulated deficit	(671,355)	(683,029)

Total shareholders' equity	253,588	239,072

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$391,836	$394,747

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Twelve months ended		Three months ended
	December 31,		December 31,
	2019	2018	2019	2018
	Unaudited	Audited	Unaudited
Cash flows from operating activities:
Net income	$36,538	$18,409	$24,021	$5,295
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,978	13,149	2,730	2,944
Capital loss from disposal of property and equipment	461	761	461	665
Stock-based compensation of options	2,135	1,006	405	276
Accrued severance pay, net	361	57	16	12
Exchange rate differences on long-term loans	(12)	(34)	(12)	(10)
Deferred income taxes, net	(12,555)	(3,672)	(13,636)	744
Decrease (increase) in trade receivables, net	(1,323)	2,061	(1,464)	(9,355)
Decrease (increase) in contract assets	24,062	11,029	(1,346)	236
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	(817)	(4,917)	603	1,007
Decrease (increase) in inventories	(8,076)	5,257	(391)	4,423
Increase (decrease) in trade payables	(3,884)	(8,926)	631	3,323
Decrease in accrued expenses	(11,671)	(7,206)	(2,767)	(2,283)
Increase (decrease) in advance from customers	1,112	12,433	10,019	(2,703)
Decrease in advances from customers, held by trustees	-	(1,478)	-	-
Decrease (increase) in other current and non current liabilities	(2,527)	(5,912)	765	(584)
Net cash provided by operating activities	34,782	32,017	20,035	3,990

Cash flows from investing activities:
Purchase of property and equipment	(7,982)	(10,759)	(2,333)	(2,854)
Net cash used in investing activities	(7,982)	(10,759)	(2,333)	(2,854)

Cash flows from financing activities:
Exercise of stock options	375	2,149	-	511
Repayment of long-term loans	(4,447)	(4,470)	(94)	(114)
Dividend payment	(24,864)	-	-	-
Net cash provided by (used in) financing activities	(28,936)	(2,321)	(94)	397

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(99)	(1,490)	136	(652)

Increase (decrease) in cash, cash equivalents and restricted cash	(2,235)	17,447	17,744	881

Cash, cash equivalents and restricted cash at the beginning of the period	104,204	86,757	84,225	103,323

Cash, cash equivalents and restricted cash at the end of the period	$101,969	$104,204	$101,969	$104,204